

05039380

SECURITIES ... COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 38585



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
202
WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2004___ AND ENDING December 31, 2004___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kriebel Gas & Oil Investments Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___633 Mayfield Road, P. O. Box 765___
                    (No. and Street)

___Clarion___   ___Pennsylvania___   16214
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Milissa Steiner Bauer___   814-226-7850
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Joan Dugan Miller, PC___
              (Name – if individual, state last, first, middle name)

___1828 Tilton Drive___   ___Pittsburgh,___   ___Pennsylvania___   15241
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE: PROCESSED

    ☒ Certified Public Accountant   MAR 23 2005

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions   THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Milissa Steiner Bauer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Kriebel Gas & Oil Investments Corporation_____ , as of _____December 31_____, 20 04 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

UP of Admin
_____
Title

Jodi K. Rhea
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRIEBEL GAS & OIL INVESTMENTS CORP.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004

CONTENTS   PAGE

JOAN DUGAN MILLER, PC
CERTIFIED PUBLIC ACCOUNTANT
1828 Tilton Drive
PITTSBURGH, PA 15241
412-220-8340

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Kriebel Gas & Oil Investments Corporation
Clarion, Pennsylvania

We have audited the accompanying balance sheet of Kriebel Gas & Oil Investments Corporation as of December 31, 2004 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted U. S. auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. It is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects.

In our opinion, the financial statements referred to in the first paragraph present fairly the financial position of Kriebel Gas & Oil Investments Corporation as of December 31, 2004, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Pittsburgh, Pennsylvania
January 26, 2005

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$ 113,908
Prepaid Expenses	1,068
Total Current Assets	114,976
TOTAL ASSETS	$ 114,976

LIABILITIES & STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY

Common Stock, $1 par value, 500,000 shares authorized, 100 shares outstanding, 50 shares held as Treasury stock	100
Capital in Excess of Par	20,900
Treasury Stock	(10,592)
	10,408
Retained Earnings	104,568
Total Stockholders' Equity	114,976
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 114,976

The accompanying notes are an integral part of these
financial statements.

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES

Brokerage Commissions	$ 108,400
Management Fees	2,000
Interest Income	102
TOTAL REVENUE	110,502

EXPENSES

Outside Brokers Commissions	88,600
Professional Fees	13,307
Regulatory Fees & Expense	1,214
Insurance	519
Office & Miscellaneous	6,600
TOTAL EXPENSES	110,240

NET INCOME	262
RETAINED EARNINGS, JANUARY 1, 2004	104,306
RETAINED EARNINGS, DECEMBER 31, 2004	$ 104,568

The accompanying notes are an integral part of these
financial statements.

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

STOCKHOLDERS' EQUITY AT JANUARY 1, 2004 $ 114,714

NET INCOME FOR 2004   262

STOCKHOLDERS' EQUITY AT DECEMBER 31, 2004 $ 114,976

The accompanying notes are an integral part of these financial statements.

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 262
(Increase) Decrease in:	
Prepaid expenses	(166)
Increase (Decrease) in:	
Shareholder Distributions Payable	(15,000)
NET CASH USED BY OPERATING ACTIVITIES	14,904
NET DECREASE IN CASH AND CASH EQUIVALENTS	14,904
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	128,812
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 113,908

The accompanying notes are an integral part of these
financial statements

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - ORGANIZATION
Kriebel Gas & Oil Investments Corporation (the "Company")
was incorporated under the laws of the Commonwealth of
Pennsylvania August 17, 1987, for the purpose of engaging
primarily in broker-dealer activities involving gas and oil
interests and limited partnerships.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of significant accounting policies consistently
applied by management in the preparation of the accompanying
financial statements follows:

The accrual basis of accounting is used by the Company
whereby revenues are recognized when earned and expenses are
recognized when incurred.

NOTE 3 - TAXES ON INCOME
The Company has elected Subchapter S under the Internal
Revenue Code. Because of this, any income taxes due will be
paid by the individual shareholders at their individual tax
rate.

NOTE 4- USE OF ESTIMATES
The preparation of financial statements in conformity with
generally accepted accounting principles requires management
to make estimates and assumptions that affect certain
reported amounts and disclosures. Accordingly, actual
results could differ from those estimates.

NOTE 5 - NET CAPITAL REQUIREMENTS
Pursuant to the net capital provisions of Rule 15c3-1 of the
Securities and Exchange Act of 1934, the Company is required
to maintain a minimum net capital, as defined under such
provisions. Net capital and the related net capital ratio
may fluctuate on a daily basis. At December 31, 2004, the
Company had net capital and net capital requirements of
$111,630 and $5,000, respectively. The Company's net
capital ratio was 0 to 1. The net capital rules may
effectively restrict the payment of cash dividends.

The firm claims an exemption from SEC Rule 15c3-3 under the
k(2)(i) provision and therefore no computation for
determination of reserve requirements was necessary.

-6-

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2004

	AUDITED	PER FOCUS REPORT	DIFFERENCE
NET CAPITAL			
Stockholders' Equity	$114,976	$114,976	$ 0
Less Non-allowable assets	1,068	1,068	0
Net Capital before Haircuts on Securities	113,908	113,908	0
Less: Haircuts on Securities	2,278	2,278	0
NET CAPITAL	$111,630	$111,630	$ 0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS			
Minimum net capital required	$ 5,000	$ 5,000	$ 0
EXCESS NET CAPITAL AT 12.00%			
$111,630 - (0 X .12)	$111,630	$111,630	$ 0
EXCESS NET CAPITAL AT 10.00%			
$111,630 - (0 X .10)	$111,630	$111,630	$ 0
NET CAPITAL IN EXCESS OF GREATER OF 6 2/3% OF AGGREGATE INDEBTEDNESS OR MINIMUM REQUIREMENT			
($111,630 - $5,000 MIN.)	$106,630	$106,630	$ 0

JOAN DUGAN MILLER, PC
CERTIFIED PUBLIC ACCOUNTANT
1828 TILTON DRIVE
PITTSBURGH, PA 15241
412-220-8340

To the Stockholders
KRIEBEL GAS & OIL INVESTMENTS CORPORATION
CLARION, PENNSYLVANIA

We have audited the financial statements of Kriebel Gas &
Oil Investments Corporation for the year ended December 31,
2004 and have issued our report thereon dated January 26,
2005. As part of our audit, we made a study and evaluation
of the Company's system of internal accounting control to
the extent considered necessary to evaluate the system as
required by generally accepted auditing standards. The
purpose of our study and evaluation, which included
obtaining an understanding of the accounting system, was to
determine the nature, timing, and extent of the auditing
procedures necessary for expressing an opinion on the
financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and
Exchange Commission, we have made a study of the practices
and procedures (including tests of compliance with such
practices and procedures) followed by Kriebel Gas & Oil
Investments Corporation that we considered relevant to the
objectives stated in Rule 17a-5(g)(1), in making the
periodic computations of aggregate indebtedness and net
capital under Rule 17a-3(a)(11) and the reserve required by
Rule 15c3-3(e).

The management of the Company is responsible for establish-
ing and maintaining a system of internal accounting control
and the practices and procedures referred to in the
preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to
assess the expected benefits and related costs of control
procedures and of the practices and procedures referred to
in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the
Commission's above-mentioned objectives. The objectives of
a system and the practices and procedures are to provide
management with reasonable, but not absolute, assurance
that assets for which the Company has responsibility are
safeguarded against loss from unauthorized use or
disposition, and that transactions are executed in
accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Kriebel Gas & Oil Investments Corporation as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purposes.

Pittsburgh, Pennsylvania
February 11, 2005